Exhibit 99.2

 Source Energy Corp.
3555 Santoro Way, Suite A
San Diego, CA 92130

February 12, 2013

Mr. Stephen Hosmer

Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, California 92108

Dear Mr. Hosmer:

In accordance with your request, I have estimated the proved reserves and future revenue, as of December 31, 2012, to the Royale Energy, Inc. (Royale) interest in certain oil and gas properties located in Grand County, Utah, as listed in the following tables. I completed my evaluation on or about the date of this letter. It is my understanding that the proved reserves estimated in  this report  constitute approximately 10  percent of  all proved reserves owned by Royale. In my opinion the estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. Definitions employed within are taken from Netherland, Swell & Associates and are attached.

As presented in the accompanying summary projections I estimate the net reserves and future net revenue to the Royale interest in these properties, as of December 31, 2012, to be:

	Net Reserves	Future Net Revenue
Category	Gas (MCF)	Total	Present Worth @10%

Proved Developed Producing	434,990	$841,720	$710,160

Proved Developed Non-Producing	42,790	$33,570	$28,850

Total Proved	477,780	$875,290	$739,010

Gas volumes shown above are expressed m thousands of cubic feet (MCF) at standard temperature and pressure basis.

The estimates shown in this report are for proved reserves. No study was made to determine whether probable or possible reserves might be established for these properties. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. As shown in the attached tables, for each reserves category this  report includes a summary projection of reserves and revenue along with one-line summaries of basic data, reserves and economics by well.

Gross revenue shown in this report is Royale's share of the gross (100 percent) revenue from the properties prior to any deductions. Future net revenue is after deductions for Royale's share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes.  The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

Gas prices used in this report were provided by Royale and are based on the 12-month unweighted arithmetic average of the first-day-of-the-month actual sales price for the period January through December 2012, or $2.59 per MMBTU. Prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of Royale. As requested, lease and well operating costs for the operated properties are limited to direct lease- and field-level costs and Royale's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers. The future capital costs are held constant to the date of expenditure.

I have performed a field inspection and generally concluded the mechanical operation and condition of the wells should not be inconsistent with the attached forecast. I did not observe any environmental liability related to the properties and my estimates do not include any costs due to any such liability. Also my estimates do not include any salvage value for the leases and well equipment or the cost of abandoning the properties. It is my understanding that Royale has fully prefunded accounts that meet or exceed its estimates of abandonment costs for the properties, net of any salvage value.

I have made no investigation or inclusion of potential gas volume and value imbalances resulting from over-delivery or under-delivery to the Royale interest. Therefore, my estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; my projections are based on Royale receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, my estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the estimated amounts, and that my projections of future production will prove consistent with actual performance.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, I used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership  interests.   The reserves  in this report have been estimated  using deterministic methods;  these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).  I used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that I considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations.  As in all aspects of oil and gas evaluation, there are uncertainties  inherent  in the interpretation of engineering and geoscience data; therefore,  my conclusions necessarily represent only informed professional judgment.

The data used in my estimates were obtained from Royale and were accepted as accurate.  Supporting work data are on file in my office.  The titles to the properties were not been examined by me nor has the actual degree or type of interest owned been independently confirmed. I am an independent petroleum engineer and do not own an interest in these properties and I am not employed by Royale on a contingent basis.

Sincerely,

Source Energy Corp.

James Frimodig

President